UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 19, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Lantheus Medical Imaging, Inc.

File No. 333-169785 - CF#28467

Lantheus Medical Imaging, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 15, 2012 and as amended on September 27, 2012.

Based on representations by Lantheus Medical Imaging, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

> Exhibit 10.1 through December 31, 2017
> Exhibit 10.2 through February 1, 2017
> Exhibit 10.3 through December 31, 2012
> Exhibit 10.4 through December 31, 2017
> Exhibit 10.5 through December 31, 2013
> Exhibit 10.6 through December 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel